Exhibit 99.3

July 13, 2016

Dear Shareholder:

We are pleased to inform you that Eastern Virginia Bankshares, Inc. is recommencing purchases under its Amended and Restated Dividend Reinvestment and Stock Purchase Plan.

As you may recall, purchases under the Plan were temporarily suspended, effective August 15, 2012, in connection with the deferral of dividends on our Fixed Rate Cumulative Perpetual Preferred Stock, Series A. On August 15, 2014, we paid $5.5 million of current and all deferred but accumulated dividends on our Series A Preferred Stock, and paid all subsequent dividends as due pursuant to the terms of the Series A Preferred Stock. In addition, between October 2014 and June 2015 we redeemed all 24,000 shares of the Series A Preferred Stock in three separate transactions. Following completion of the final redemption on June 15, 2015, no shares of Series A Preferred Stock remain outstanding. Consequently, we are lifting the suspension on purchases under the Plan.

The Plan has been updated to reflect a new Plan Administrator, American Stock Transfer & Trust Company, LLC. The current Prospectus is available online at www.amstock.com.

As a Plan Participant, you recognize the economical and convenient advantages the Plan offers you. The Plan allows for partial dividend reinvestment of your dividend (at least 10%). The Plan also allows for additional cash contributions on a quarterly basis from a $50 minimum to a $20,000 maximum. These contributions can be made through personal checks to American Stock Transfer & Trust Company, LLC or by taking advantage of the quarterly automatic deductions feature. Finally, the Plan allows for the sale of shares acquired through the Plan directly by the administrator if the Plan Participant so chooses.

The current Prospectus and enrollment form can be downloaded from the website of American Stock Transfer & Trust Company, LLC at www.amstock.com. You can also call the investor relations department at 1-800-278-4353.

Sincerely yours,

Joe A. Shearin, President and CEO
Eastern Virginia Bankshares, Inc.

We have filed a registration statement with the Securities and Exchange Commission, or the SEC, registering the shares to be offered under the Dividend Reinvestment and Stock Purchase Plan. Before you invest, you should read the Prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.